

September 1, 2023

Lou Kerner
Chief Executive Officer
Blockchain Coinvestors Acquisition Corp. I
PO Box 1093, Boundary Hall Cricket Square
Grand Cayman KY1-1102
Cayman Islands

> **Re: Blockchain Coinvestors Acquisition Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 22, 2023**
> **File No. 001-41050**

Dear Lou Kerner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gina Eiben